Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of income for the year ended December 31, 2008 give effect to Almost Family, Inc.’s (the Company) August 1, 2008 acquisition of Patient Care, Inc. (Patient Care) as if the acquisition had been completed on January 1, 2008.

The unaudited pro forma consolidated financial information should be read in conjunction with the Company’s historical consolidated financial statements and accompanying notes included in the Company’s periodic reports previously filed with the Securities and Exchange Commission. The unaudited pro forma consolidated financial information may not necessarily reflect the financial position or results of operations which would have been obtained if these transactions had been consummated on the dates indicated in the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial data are based on preliminary estimates and assumptions set forth in the notes to such information that we believe are reasonable. Pro forma adjustments are necessary to reflect the estimated purchase price and changes in our capital structure and to adjust amounts related to Patient Care assets and liabilities to a preliminary estimate of their fair values. Pro forma adjustments are also necessary to reflect interest expense and the income tax effects related to the pro forma adjustments.

The pro forma adjustments and allocation of purchase price are preliminary and are based on management’s estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. This final valuation will be based on the actual assets and liabilities of Patient Care that exist as of the date of the completion of the transaction. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial data. In addition, the impact of integration activities could cause material differences in the information presented.

The unaudited pro forma financial information is presented for informational purposes only and is based on certain assumptions that we believe are reasonable and does not purport to represent our financial condition or our results of operations had the business combination occurred on or as of the dates noted above nor is the financial information necessarily indicative of future consolidated financial position or results of operations.

ALMOST FAMILY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2008

	Almost Family	PCI Holding Corp. (thru July 31,2008)	Pro Forma Adjustments	Notes	Pro Forma As Adjusted

Net service revenues	$212,600,271	$28,227,712	$-		$240,827,983
Cost of service revenue	98,959,401	13,411,825	-		112,371,226
Gross margin	113,640,870	14,815,887	-		128,456,757
General and administrative expenses
Salaries and benefits	58,182,889	8,877,903	-		67,060,792
Other	27,251,997	4,740,311	(70,190)	(a)	31,922,118
Total general and administrative	85,434,886	13,618,214	(70,190)		98,982,910
Operating income (loss)	28,205,984	1,197,673	70,190		29,473,847
Other income (expense):
Interest income(expense)	(1,147,417)	(177,386)	(1,035,973)	(b)	(2,360,776)
Income (loss) from continuing operations before income taxes	27,058,567	1,020,287	(965,783)		27,113,071
(Provision) benefit for income taxes	(10,654,393)	344,000	(365,461)	(c)	(10,675,854)
Income (loss) from continuing operations	$16,404,174	$1,364,287	$(1,331,244)		$16,437,217

Per share amounts-Basic:
Average shares outstanding	7,368,968				7,368,968
Income from continuing operations	$2.23				$2.23

Per share amounts-Diluted:
Average shares outstanding	7,572,333				7,572,333
Income from continuing operations	$2.17				$2.17

See notes to unaudited pro forma consolidated financial information.

ALMOST FAMILY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL INFORMATION

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial information is presented on a basis consistent with the Company’s historical consolidated financial statements. Almost Family acquired the stock of Patient Care, Inc. which represents substantially all of the continuing operations of PCI Holding Corp.

NOTE 2 – PRO FORMA ADJUSTMENTS

The following pro forma adjustments are reflected in the accompanying unaudited pro forma consolidated financial information:

(a)	To record the pro forma amortization expense of intangibles acquired, net of amortization expense reported by the acquiree.

(b)	To record the pro forma interest expense on funds borrowed to finance the acquisition, net of interest expense reported by the acquiree.

(c)	To record the pro forma (provision) benefit for income taxes based on “Pro Forma as Adjusted” pretax income (loss) based upon each period’s consolidated combined state and Federal effective tax rate.

NOTE 3 – ADDITIONAL INFORMATION

The pro forma adjustments reflected in the accompanying unaudited pro forma financial information and outlined in Note 2 reflect only those required by and permissible under the rules and regulations of the U.S. Securities and Exchange Commission.